Exhibit 99.2

Corporate Communications

Pricing of CNH Industrial Capital LLC $600 million notes

London, November 3, 2015

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that its wholly owned subsidiary, CNH Industrial Capital LLC, has priced $600 million in aggregate principal amount of 4.375% notes due 2020, issued at an issue price of 99.446%. The offering is expected to close on November 6, 2015.

CNH Industrial Capital LLC intends to add the net proceeds from the offering to its general funds and use them for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets in the ordinary course of business. The net proceeds may also be applied to repay CNH Industrial Capital LLC’s indebtedness as it becomes due.

The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on May 6 and November 6 of each year, beginning on May 6, 2016, and will be guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on November 6, 2020.

Barclays Capital Inc., Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc. and RBS Securities Inc. are acting as the joint book-running managers and underwriters for the offering. The offering is being made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission on September 11, 2015. Copies of the preliminary prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Englewood, NY 11717, Telephone: +1(888) 603-5847, E-mail: Barclaysprospectus@broadridge.com; Credit Agricole Securities (USA) Inc., 1301 Avenue of the Americas, 17th Floor, New York, NY 10019, Telephone: +1(866) 807-6030, E-mail: DCM.originationny@ca-cib.com; Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, Telephone: +1(800) 503-4611, E-mail: prospectus.CPDG@db.com; or RBS Securities Inc., 600 Washington Boulevard, Stamford, CT 06901, Attention: Debt Capital Markets Syndicate, Telephone: +1(866) 884-2071. Copies of the preliminary prospectus supplement and the accompanying prospectus for the offering are also available on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

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This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

CNH Industrial Capital LLC is an indirect wholly owned subsidiary of CNH Industrial N.V. and is headquartered in Racine, Wisconsin. As a captive finance company, the primary business of CNH Industrial Capital LLC and its subsidiaries is to underwrite and manage financing products for end-use customers and dealers of CNH Industrial America LLC and CNH Industrial Canada Ltd. (collectively, “CNH Industrial North America”) and provide other related financial products and services to support the sale of agricultural and construction equipment manufactured by CNH Industrial North America. CNH Industrial Capital LLC and its subsidiaries also provide wholesale and retail financing related to new and used agricultural and construction equipment manufactured by entities other than CNH Industrial North America. CNH Industrial Capital LLC’s principal executive offices are located at 5729 Washington Avenue, Racine, WI 53406, and the telephone number is +1(262) 636-6011.

For more information contact:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com